Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2015

1. **Organization**

   Builder Advisor Group, LLC (the "Company") was organized as a California limited liability company in October 2010. The Company is owned by its sole member, The Avila Family 2006 Trust (the "Member"), and operates in San Francisco, California. Under this form of organization, the Member is not liable for the debts of the Company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in March 2012. The Company engages in advisory services and private placements of securities.

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

   Accounts Receivable
   Accounts receivable represents amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

   Revenue Recognition
   The Company generates revenue by providing advisory services to companies related to private placements of securities. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. Reimbursed expenses are included in revenue when billed to clients with a corresponding offset included in operating expenses.

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. No assets or liabilities are required to be carried at fair value as of December 31, 2015.

   Income Taxes
   The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. All open tax returns are subject to examinations by major tax jurisdictions. The Company does not believe they have any uncertain tax provisions.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2015

3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $11,506 which exceeded the requirement by $6,506.

4. Risk Concentration

For the period ended December 31, 2015, 51% of banking fees were earned from one client. At December 31, 2015, 37% of accounts receivable was related to one client.

At December 31, 2013, deposits at a financial institution exceeded the federally insured limits by $145,377.

5. Related Party Transactions

In 2015, the Company paid Avila Encore Management ("Avila"), a company under common control, $177,079 for reimbursement of expenses advanced by Avila on behalf of the Company's clients. These expenses are included on the statement of income as reimbursable expenses.

The Company has an expense sharing agreement with Avila. For a fee of $1,000 per month, Avila provides office space and pays most overhead expenses for the Company. In 2015, the Company recorded $12,000 of office service expense. This expense is included in office and administrative expense in the statement of income. At December 31, 2015, the Company owed Avila $52,370. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Prior Period Adjustment

Upon review of fees received, the Company determined that $255,000 of success fees received in the current year should have been recognized as revenue in the prior year. As a result, success fees were understated in the prior year. The Company recorded a prior period adjustment to reflect that determination and to correct the error. The prior period adjustment had no effect on computed net capital at December 31, 2015 or in the prior year.

7. Subsequent Events

The Company has evaluated subsequent events through February 24, 2016 the date which the financial statements were issued.